SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$821mm and EPS of R$0.88 for 4Q05
Brazil’s Low-cost, Low-fare Airline Reports Record Quarterly Net Income of R$171mm
63% increase in Earnings per ADS; 21% Net Margin

São Paulo, March 09, 2006 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced financial results for the fourth quarter of 2005 (4Q05). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the fourth quarter of 2004 (4Q04). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact	OPERATING & FINANCIAL HIGHLIGHTS
Email: ri@golnaweb.com.br
Net income for the quarter was a record R$170.6mm (US$75.8mm), representing a 20.8% net margin. Earnings per share (EPS) was R$0.88 and earnings per ADS increased 63%, to US$0.39, slightly above average Street estimates of US$0.37 (Source: I/B/E/S).

Tel: (55 11) 5033-4393
IR Website:
www.voegol.com.br/ir

Full-year 2005 earnings per share was R$2.66 (US$1.14 per ADS). 2005 net income was a record R$513.2mm (US$219.3mm), representing year-over-year growth of 33.4%, on revenues of R$2.7 billion and a 19.2% margin, and slightly above average Street estimates of US$1.10 per ADS (Source: I/B/E/S).

4Q05 Earnings Results
Webcasts

Operating income decreased by 5.4% to R$175.9mm, representing an EBIT margin of 21.4% . Fuel-neutral operating income increased by 8.7% to R$202.1mm, representing a fuel-neutral EBIT margin of 24.6% . Cash, cash equivalents and short-term investments amounted to R$869.0mm. GOL has one of the lowest total debt (including total off-balance sheet lease payments) to total capitalization ratios in the airline industry worldwide.

Date:
Friday, March 10, 2006

> In English (US GAAP)
09:00 a.m US EST
11:00 a.m Brasilia Time
Operating cost per ASK (CASK) decreased 8.7% from 18.25 cents (R$) in 4Q04 to 16.66 cents (R$) in 4Q05. Non-fuel CASK decreased 19.0% to 9.92 cents (R$). Excluding profit sharing provisions, 4Q05 CASK decreased 4.5% vs. 4Q04.

Phone: +1 (973) 935-2408
Replay: +1 (973) 341-3080
Code: 7087459 or GOL
> In Portuguese (US GAAP)
Revenue passenger kilometers (RPK) increased 62.8% from 1,762mm in 4Q04 to 2,869mm in 4Q05. Available seat kilometers (ASK) increased 60.7% from 2,407mm in 4Q04 to 3,867mm in 4Q05. Average load factor increased 1.0 percentage point to 74.2% while average passenger yields decreased 18.2% to 27.33 cents (R$), resulting in a decrease in RASK of 18.3% to 21.23 cents (R$). Net revenues totaled R$821.1mm, representing growth of 31.4% . GOL's domestic regular air transportation market-share at the end of 4Q05 was 30%.

07:30 a.m. US EST
09:30 a.m. Brasília Time
Phone: +55 (11) 2101-1490
Replay: +55 (11) 2101-1490
Code: GOL

A net payout of R$100.8mm (R$0.51 per share and US$0.22 per ADS), corresponding to 25% of adjusted net income in BRGAAP, was approved at the March 9, 2006, Board Meeting, to be paid as dividends and interest on shareholders' equity on April 27, 2006, to shareholders of record as of March 21, 2006.

On-time arrivals averaged 98% during the quarter, ranking GOL first in this industry index during 4Q05. Passenger complaints and lost baggage per 1,000 passengers averaged 1.05 and 0.28, respectively. GOL’s website accounted for 86% of total ticket sales during the quarter.

In 4Q05, GOL added 58 new daily flight frequencies and inaugurated two new destinations: Campina Grande, in the state of Paraíba (Brazil), and Santa Cruz de la Sierra, in Bolivia. In January 2006, GOL added four new international destinations: Córdoba and Rosario in Argentina, Montevideo in Uruguay and Asuncion in Paraguay.

Four leased Boeing 737 aircraft were added during 4Q05, increasing fleet size to 42 aircraft. Three more leased aircraft will join the fleet in 1Q06. GOL aircraft order for new Boeing 737-800s is comprised of 67 firm orders and 34 purchase options, totaling 101 aircraft, with delivery commencing in July 2006. GOL plans to double its fleet by the end of 2011 to a total of 90 aircraft.

In November 2005, GOL’s Board of Directors approved a ratio change in the Company’s American Depositary Receipt (ADR) program from a ratio of one (1) American Depositary Share (ADS) representing two (2) preferred shares to a ratio of one (1) ADS representing one (1) preferred share in the Company. The ratio change took effect on December 13, 2005, and, from this date forward, GOL’s ADSs traded at the new ratio. The purpose of the ADS ratio change was to increase liquidity in the trading of GOL ADSs on the NYSE. GOL’s Board also approved management’s recommendation to alter the frequency of cash dividend payments from yearly to quarterly, beginning with the first quarter of 2006, maintaining a minimum payout ratio of 25% of earnings.

In November 2005, GOL partnered with Bovespa and the Coast of Sauípe to stimulate investments in the Social Stock Exchange (SSE), an initiative supporting educational projects.

GOL was named the Best Airline in Latin America by Global Finance Magazine. The ranking, which was published in the November 2005 issue, evaluates companies on a number of key areas, including: revenue and profit growth, market capitalization and share price growth, product innovation, global expansion and social responsibility.

In November 2005, GOL launched the Voe Fácil (“Fly Easy”) GOL Program, which allows customers to pay for airline tickets in up to 36 monthly installments. GOL’s Fly Easy Program offers an innovative new way to purchase airline tickets.

In November 2005, GOL signed a contract with Aviation Partners Boeing (Joint Venture of Aviation Partners and Boeing) for the delivery of 60 Blended Winglet Systems, in order to reduce the Company’s fuel costs and significantly improve airplane performance during take-off and landing on short runways.

In December 2005, GOL’s shares (GOLL4) were included in the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa).

At the end of 2005, GOL formalized a joint venture for the creation of a low-cost carrier (LCC) in the Mexican air transportation market, in which GOL will hold 25% of the voting capital stock and approximately 48% of the total capital stock, the remaining capital being subscribed by Mexican investors. Plans are to commence flights in late-2006.

Using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework, GOL conducted its 404 certification process during 2005. GOL is one of the first companies in Latin America to assess the effectiveness of the Company’s internal control over financial reporting, and meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Financial & Operating Highlights	4Q05	4Q04%		3Q05%
(US GAAP)			Change		Change
RPKs (mm)	2,869	1,762	62.8%	2,629	9.1%
ASKs (mm)	3,867	2,407	60.7%	3,565	8.5%
Load Factor	74.2%	73.2%	+1.0 pp	73.7%	+0.5 pp
Passenger Revenue per ASK (R$ cents)	20.27	24.47	-17.2%	18.66	8.6%
Operating Revenue per ASK (R$ cents) (“RASK”)	21.23	25.97	-18.3%	19.54	8.6%
Operating Cost per ASK (R$ cents) (“CASK”)	16.66	18.25	-8.7%	14.40	15.7%
Operating Cost ex-fuel per ASK (R$ cents)	9.92	12.24	-19.0%	8.55	16.0%
Breakeven Load Factor	58.3%	51.4%	+6.9 pp	54.3%	+4.0 pp
Net Revenues (R$ mm)	821.1	625.0	31.4%	696.7	17.9%
EBITDAR (R$ mm)	251.8	241.8	4.1%	253.9	-0.8%
EBITDAR Margin	30.7%	38.7%	-8.0 pp	36.4%	-5.7 pp
Operating Income (R$ mm)	175.9	185.9	-5.4%	183.3	-4.0%
Operating Margin	21.4%	29.7%	-8.3 pp	26.3%	-4.9 pp
Pre-tax Income	196.7	190.2	3.5%	209.9	-6.3%
Pre-tax Income Margin	24.0%	30.4%	-6.4 pp	30.1%	-6.1 pp
Net Income (R$ mm)	170.6	123.9	37.6%	138.2	23.4%
Net Income Margin	20.8%	19.8%	+1.0 pp	19.8%	+1.0 pp
Earnings per Share (R$ )	R$ 0.88	R$ 0.66	33.3%	R$ 0.71	23.9%
Earnings per ADS Equivalent (US$ )	$0.39	$0.24	62.5%	$0.30	30.0%
Weighted average number of shares, basic (000)	195,451	187,543	4.2%	195,269	0.1%
Weighted average number of ADS, basic (000)	195,451	187,543	4.2%	195,269	0.1%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC data.

MANAGEMENT’S COMMENTS ON 4Q05 RESULTS

GOL’s performance in the fourth quarter of 2005 demonstrated the Company’s ability to grow capacity significantly while reducing costs and maintaining high profitability and quality service, even during periods of extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share and consolidated its position as the second-largest domestic airline in Brazil.”

GOL’s EPS in the fourth quarter of 2005 was slightly above average market estimates and demonstrated the benefits of increased scale, high productivity, and strict cost control. GOL continued to show the highest load factors in the Brazilian market and one of the highest aircraft utilizations in the world, while maintaining market cost leadership. During the quarter, GOL’s load factor increased 1.0 percentage point to 74.2%; aircraft utilization remained at 14 block hours per day, while operating costs per ASK decreased 19.0%, excluding fuel.

While fuel costs per available seat kilometer (ASK) increased 12.1% year-over-year, GOL’s operating cost per seat kilometer (CASK) decreased by 8.7% to 16.66 cents (R$). Cost reductions were driven by increased scale, productivity and stage length, reductions in sales, marketing and aircraft maintenance expenses, and a 19.4% appreciation of the Brazilian Real against the US dollar. The 17% increase in employees over 3Q05, related to planned capacity expansion, was compensated with higher productivity.

Demand for our passenger air transportation services grew at high rates during the quarter, stimulated by average fare reductions of 5.2% vs. the previous year. The 12.1% increase in fuel CASK (fuel CASK represented 40% of total CASK), combined with a 18.3% reduction in RASK, resulted in operating income reduction of 5.4% in the year-over-year comparison. Fuel-neutral operating income was R$202.1mm in 4Q05, representing an EBIT margin of 24.6% . The Company has hedged approximately 55% of its fuel price exposure and 65% of its U.S. dollar exposure for 1Q06, and 21% of its fuel exposure for 2Q06-4Q06. “Our absolute market cost leadership, represented by a stage-length adjusted CASK over 25% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of three Boeing 737 aircraft to the fleet in the first quarter of 2006 will increase seat capacity by approximately 45% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 36 million customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will further create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 31.4% to R$821.1mm, primarily due to higher revenue passenger kilometers (RPK) and a lower yield. RPK growth was driven by a 44.0% increase in departures, as well as an increase in load factor from 73.2% to 74.2% . RPKs grew 62.8% to 2,869mm, and revenue passengers grew 42.6% to 3.6mm.

Average fares decreased 5.2% from R$235 to R$223, principally due to our fare re-alignment in March 2005, reflecting our strategy of providing low fares. Yields declined 18.2% to 27.33 cents (R$) per passenger kilometer, due to lower fares and a 10.6% increase in average stage length.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$36.0mm to R$37.1mm.

The 60.7% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 58 new daily flight frequencies (including 2 night flights) and two new destinations in 4Q05. The addition of a third average operating aircraft during the quarter (or from 37 to 40 aircraft) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) decreased 18.3% to R$21.23 cents in 4Q05, from R$25.97 cents in 4Q04.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 30% in the end of 4Q05, compared to 24% in the end of 4Q04. Through its regular international flights to Buenos Aires, Argentina, and the launch of a second route, Santa Cruz de la Sierra, Bolivia, GOL achieved an international market share of 3% (share of Brazilian airline RPK) in the same period. Approximately 6% of GOL’s total RPKs were related to international passenger traffic (Brazil-Buenos Aires and Brazil-Santa Cruz de la Sierra routes).

OPERATING EXPENSES

Operating expenses per ASK decreased by 19.0%, excluding fuel, in the quarter. Total CASK decreased 8.7%, to 16.66 cents (R$), due to higher productivity, a longer average stage length, and a greater dilution of fixed costs over a higher number of ASKs, offset by increases in aircraft fuel expenses per ASK. Total operating expenses increased 46.9%, reaching R$645.2mm, due to high fuel prices and the expansion of our operations (fleet and employee expansion, a higher volume of landing fees and marketing activities). Fuel price increases during 4Q05 accounted for almost one-fourth of the R$116.2mm increase in fuel expenses. Breakeven load factor increased to 58.3% versus 51.4% in 4Q04.

Results from GOL’s operating expense (jet fuel and USD-related) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standard No 133), “Accounting of Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 4Q05, 4Q04 and 3Q05 is as follows:

Operating Expenses (R$ cents / ASK)
	4Q05	4Q04	% Chg.	3Q05	% Chg.
Salaries, wages and benefits	2.14	2.99	-28.4%	1.85	15.7%
Aircraft fuel	6.74	6.01	12.1%	5.85	15.2%
Aircraft rent	1.67	2.05	-18.5%	1.74	-4.0%
Aircraft insurance	0.21	0.31	-32.3%	0.22	-4.5%
Sales and marketing	2.70	3.60	-25.0%	2.26	19.5%
Landing fees	0.72	0.66	9.1%	0.68	5.9%
Aircraft and traffic servicing	0.73	1.14	-36.0%	0.73	0.0%
Maintenance, materials and repairs	0.65	0.79	-17.7%	0.17	282.4%
Depreciation	0.29	0.27	7.4%	0.24	20.8%
Other operating expenses	0.81	0.43	88.4%	0.66	22.7%

Total operating expenses	16.66	18.25	-8.7%	14.40	15.7%

Operating expenses ex- fuel	9.92	12.24	-19.0%	8.55	16.0%

Total Operating Expenses Fuel-Neutral 4Q04	16.01	18.25	-12.3%	-	-
(using 4Q04 fuel prices)

Total Operating Expenses Fuel-Neutral 3Q05	16.30	-	-	14.40	13.2%
(using 3Q05 fuel prices)

Total operating expenses ex-profit sharing	16.38	17.11	-4.3%	14.13	15.9%

Operating Expenses (R$ million)
	4Q05	4Q04	% Chg.	3Q05	% Chg.
Salaries, wages and benefits	82.9	71.9	15.3%	66.1	25.4%
Aircraft fuel	260.8	144.6	80.4%	208.7	25.0%
Aircraft rent	64.5	49.4	30.5%	62.1	3.9%
Aircraft insurance	8.2	7.5	10.0%	8.0	2.5%
Sales and marketing	104.6	86.6	20.8%	80.4	30.1%
Landing fees	27.8	15.9	74.3%	24.2	14.9%
Aircraft and traffic servicing	28.4	27.4	3.5%	25.9	9.7%
Maintenance, materials and repairs	25.1	19.1	31.5%	6.0	318.3%
Depreciation	11.4	6.5	76.5%	8.5	34.1%
Other operating expenses	31.5	10.3	207.2%	23.5	34.0%

Total operating expenses	645.2	439.1	46.9%	513.4	25.7%

Operating expenses ex- fuel	384.4	294.5	30.5%	304.7	26.2%

Total Operating Expenses Fuel-Neutral 4Q04	619.0	439.1	41.0%	-	-
(using 4Q04 fuel prices)

Total Operating Expenses Fuel-Neutral 3Q05	630.4	-	-	513.4	22.8%
(using 3Q05 fuel prices)

Total Operating Expenses ex-profit sharing	633.4	411.9	53.8%	503.7	25.7%

Salaries, wages and benefits expenses per available seat kilometer (ASK) decreased 28.4% to 2.14 cents, mainly due to a decrease of R$15.4mm in provisions for our employee profit sharing program (R$11.8mm in 4Q05, for a total of R$31.7mm for the full-year 2005, versus R$27.2mm in 4Q04 - 100% of 2004 profit sharing was provisioned in 4Q04). This was partially offset by a cost of living salary increase of 6% effected in December 2005 and a 65.2% increase in the number of full-time equivalent employees - from 3,303 to 5,456 - related to capacity expansion.

Aircraft fuel expenses per ASK increased 12.1% over 4Q04 to 6.74 cents (R$), due to higher fuel prices per liter. The 11% increase in average fuel cost per liter over 4Q04 was primarily due to the 24% increase in the international price for crude oil (WTI) (and a 42% increase in Gulf Coast jet fuel prices), partially offset by the 19.4% Brazilian Real appreciation against the U.S. dollar. GOL’s hedging program, in conjunction with its fuel efficient fleet and intelligent yield management, has helped to mitigate increases in jet fuel prices. The Company has hedged approximately 55% of its fuel requirements for 1Q06 at an average price of US$61 per barrel and 21% for 2Q-4Q06 at an average price of US$59 per barrel.

Aircraft rent per ASK decreased 18.5% to 1.67 cents (R$) in 4Q05, primarily due to a high aircraft utilization rate (14 block hours per day, which produced a 5.6% increase in ASKs/aircraft versus 4Q04), and a 19.4% appreciation of the Brazilian Real during the same period. GOL’s high aircraft utilization rates are attributable to a standardized Boeing fleet, which reduces complexity and turnaround times, and allows both an increase in the number of daily flights per aircraft and a 24-hour per day utilization for over 25% of the fleet.

Aircraft insurance expenses per ASK decreased 32.3% due to the reduction in average premium rates, the 19.4% appreciation of the Brazilian Real against the U.S. dollar, and a higher aircraft utilization rate (5.6% increase in ASKs/aircraft).

Sales and marketing expenses per ASK decreased 25.0% to 2.70 cents (R$) primarily due to reductions in incentives, an increase in ticket sales on the GOL website and higher aircraft utilization rates. GOL booked a majority of its ticket sales through a combination of its website (86% during 4Q05) and its call center (9% during 4Q05). Marketing expenses totaled R$13mm during 4Q05, mainly due to an institutional advertising campaign and the opening of four new destinations (Santa Cruz de la Sierra, São José do Rio Preto, Cordoba and Rosario).

Landing fees per ASK increased 9.1% to 0.72 cents (R$), due to a 44.0% increase in departures and a 26% scheduled increase in average landing and navigation tariffs, partially offset by increased average stage length.

Aircraft and traffic servicing expenses per ASK decreased 36.0% to 0.73 cents (R$), as a result of increased average stage length and a decrease in technology services.

Maintenance, materials and repairs per ASK decreased 17.7% to 0.65 cents (R$), primarily due to a 19.4% appreciation of the Brazilian Real against the U.S. dollar. Main expenses during the quarter were related to the maintenance of three engines, in the amount of R$10.0mm, the use of spare parts inventory and repair of rotable materials, including write-offs for inventory obsolescence, in the amount of R$6.0mm.

Depreciation per ASK increased 7.4% to 0.29 cents (R$), due to higher volume of fixed assets, particularly spare parts inventory, and the increase of our technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.81 cents (R$), an 88.4% increase when compared to the same period of the previous year, due to increased lodging of flight crews, increased direct passenger expenses and interrupted flights.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 4.74 cent (R$) RASK decrease, partially compensated by a CASK decrease of 1.59 cents (R$), resulted in a reduction of EBITDA per available seat kilometer to 4.86 cents (R$) in 4Q05. Compared to 3Q05, EBITDA per ASK decreased 9.7% . EBITDA was affected by the 18.3% decrease in RASK, and totaled R$187.3mm in the period compared to R$192.4mm in 4Q04 (a 2.7% decrease) and R$191.8mm in 3Q05 (a 2.3% decrease).

EBITDAR Calculation (R$ cents / ASK)
	4Q05	4Q04	Chg. %	3Q05	Chg. %
Net Revenues	21.23	25.97	-18.3%	19.54	8.6%
Operating Expenses	16.66	18.25	-8.7%	14.40	15.7%

EBIT	4.57	7.72	-40.8%	5.14	-11.1%
Depreciation & Amortization	0.29	0.27	7.4%	0.24	20.8%

EBITDA	4.86	7.99	-39.2%	5.38	-9.7%
EBITDA Margin	22.9%	30.8%	-7.9 pp	27.5%	-4.6 pp
Aircraft Rent	1.67	2.05	-18.5%	1.74	-4.0%

EBITDAR	6.53	10.04	-35.0%	7.12	-8.3%
EBITDAR Margin	30.8%	38.7%	-7.9 pp	36.4%	-5.6 pp

EBITDAR Calculation (R$ million)
	4Q05	4Q04	Chg. %	3Q05	Chg. %
Net Revenues	821.1	625.0	31.4%	696.7	17.9%
Operating Expenses	645.2	439.1	46.9%	513.4	25.7%

EBIT	175.9	185.9	-5.4%	183.3	-4.0%
Depreciation & Amortization	11.4	6.5	76.5%	8.5	34.1%

EBITDA	187.3	192.4	-2.7%	191.8	-2.3%
EBITDA Margin	22.8%	30.8%	-8.0 pp	27.5%	-4.7 pp
Aircraft Rent	64.5	49.4	30.5%	62.1	3.9%

EBITDAR	251.8	241.8	4.1%	253.9	-0.8%
EBITDAR Margin	30.7%	38.7%	-8.0 pp	36.4%	-5.7 pp

_______________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is an important measure of relative operating performance. On a per available seat kilometer basis, EBITDAR was 6.53 cents (R$) in 4Q05, compared to 10.04 cents (R$) in 4Q04. EBITDAR amounted to R$251.8mm in 4Q05, compared to R$241.8mm in the same period last year and R$253.9mm in 3Q05.

FINANCIAL RESULTS

Financial expenses increased R$15.7mm due to a higher amount of short-term working capital debt, related to increased operations, and a negative variation on dollar-denominated deposits (a non-cash effect). Financial income increased R$32.3mm, primarily due to a R$319.3mm increase in short term investments.

Financial Results (R$ thousands)	4Q05	4Q04	3Q05

Financial Expenses
Interest Expense	(126)	(4,308)	(8,812)
Exchange Variation Loss	(8,522)	-	(54)
Other	(11,357)	-	(6,407)
Total Financial Expenses	(20,005)	(4,308)	(15,273)

Financial Income
Financial Income	38,110	8,579	36,710
Capitalized Interest	2,734	-	5,258
Total Financial Income	40,844	8,579	41,968

Net Financial Results	20,839	4,271	26,695

NET INCOME AND EARNINGS PER SHARE

Net income in 4Q05 was R$170.6mm, representing a 20.8% net income margin, vs. R$123.9mm of net income in 4Q04.

Net earnings per share, basic, was R$0.88 in 4Q05 compared to R$0.66 in 4Q04. Basic weighted average shares outstanding were 195,450,584 in 4Q05 and 187,543,243 in 4Q04. Net earnings per share, diluted, was R$0.88 in the 4Q05 compared to R$0.66 in 4Q04. Fully-diluted weighted average shares outstanding were 196,226,584 in 4Q05 and 188,369,511 in 4Q04.

Net earnings per ADS, basic, was US$0.39 in 4Q05 compared to US$0.24 in 4Q04. Basic weighted average ADS outstanding were 195,450,584 in 4Q05 and 187,543,243 in 4Q04. Net earnings per ADS,

diluted, was US$0.39 in 4Q05 compared to US$0.24 in 4Q04. Fully-diluted weighted average ADS outstanding were 196,226,584 in 4Q05 and 188,369,511 in 4Q04.

Net earnings per share, basic, was R$2.66 for the full year 2005 compared to R$2.14 for 2004. Net earnings per share, diluted, was R$2.65 for the full year 2005 compared to R$2.13 for 2004.

Net earnings per ADS, basic, was US$1.14 for the full year 2005 compared to US$0.73 for 2004. Net earnings per ADS, diluted, was US$1.13 for the full year 2005 compared to US$0.73 for 2004.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e., net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law (BR GAAP). For this purpose, net income was R$424.5mm in of the year 2005. On March 9, 2006, GOL’s Board approved the payment of dividends in the amount of R$100.8mm (R$96.6mm of interest on shareholders’ equity, net of withholding tax, and R$4.2mm on complementary dividends), representing R$0.51 per share, or approximately US$0.22 per ADS. The amounts will be paid on April 24, 2006, to shareholders of record on March 17, 2006.

CASH FLOW

Cash, cash equivalents and short-term investments increased R$35.4mm during 4Q05. Cash from operating activities was R$168.3mm, mainly due to increased earnings from operations (R$170.6mm), increase in accounts payable (R$48.2mm) and increase in air traffic liability (R$24.1mm), partially offset by an increase in accounts receivable (R$48.4mm) . The amount deposited for future maintenance was US$165mm at December 31, 2005.

Cash used in investing activities was R$135.1mm, consisting primarily of advances for aircraft acquisition (R$37.4mm) and acquisition of property and equipment (R$98.1mm) . In the first quarter of 2006, we expect capital expenditures of approximately R$130mm, mainly due to increases in advances for aircraft acquisition.

Cash provided by financing activities during 4Q05 was R$2.2mm.

Cash Flow Summary (R$ million)	4Q05	4Q04	% Change	3Q05	% Change
Net cash provided by operating activities	168.3	117.4	43.4%	120.5	39.7%
Net cash used in investing activities	(135.1)[1]	229.8	365.5%	(165.9)[2]	-18.6%
Net cash provided by financing activities	2.2	27.0	-91.8%	(63.7)	-103.5%

Net increase in cash, cash equivalents & short term investments	35.4	374.2	-69.3%	(109.1)	-132.4%

1. Excluding R$(12.7) mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2. Excluding R$4.3 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

During the year 2005, cash and cash equivalents increased R$19.9mm. Cash from operations was R$353.7mm, mainly due to earnings from operations (R$513.2mm) and offset by an increase in accounts receivable (R$178.9mm) and by an increase in deposits for aircraft and engine maintenance (R$119.7mm) . Cash used in investing activities was R$482.5mm, consisting primarily of advances for aircraft acquisition (R$313.3mm) and acquisition of property and equipment (R$169.4mm) . Part of the Company’s cash (R$319.3mm) was invested in highly-liquid short-term instruments with maturities above 90 days. Cash provided by financing activities was R$148.7mm, represented primarily by R$279.1mm from a follow-on equity and partially offset by a decrease in short term borrowings of R$64.3mm and dividends (R$60.7mm) .

Cash Flow Summary (R$ million)	Year 2005	Yesr 2004	% Change
Net cash provided by operating activities	353.7	239.9	47.4%
Net cash used in investing activities	(482.5)[1]	(89.7)	437.9%
Net cash provided by financing activities	148.7	552.6	-73.1%

Net increase in cash, cash equivalents & short term investments	19.9	702.8	-97.2%

1. Excluding R$319.3 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity remained solid during 4Q05. The net cash position at December 31, 2005 was R$869.0mm, an increase of R$35.4mm vs. 3Q05. The Company’s total liquidity was R$1,433mm (cash, short-term investments and accounts receivable) at the end of 4Q05. GOL’s leverage is low and its total debt (including future minimum lease payments) to total capitalization ratio is one of the lowest in the industry worldwide.

On December 31, 2005, the Company had eleven revolving lines of credit secured by receivables and promissory notes, which allowed for borrowings of up to R$340mm. On December 31, 2005, the outstanding amount under these lines of credit was R$54mm.

Cash Position and Debt (R$ million)	12/31/2005	9/30/2005	% Change
Cash, cash equivalents & short-term investments	869.0	833.6	4.2%
Short-term debt	54.0	66.7	-19.0%
Long-term debt	-	-	-

Net cash	815.0	766.9	6.3%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On December 31, 2005, the Company leased 42 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at December 31, 2005, were as follows:

Minimum Lease Payments Schedule (thousands)
	R$	US$
2006	266,912	114,031
2007	253,479	108,292
2008	181,510	77,545
2009	131,760	56,291
2010	41,021	17,525
2011	20,252	8,652
2012	7,724	3,300

Total minimum lease payments	902,658	385,636

As of December 31, 2005, the Company had 65 firm orders and 36 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$4.5 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of December 31, 2005, GOL has made deposits in the amount of US$152.4mm related to the orders described below:

Aircraft Purchase Commitments (thousands)
	Expected New
	Aircraft	R$	US$
	Deliveries
2005	-	161,508	69,000
2006	11	1,653,583	706,448
2007	13	2,012,209	859,661
2008	9	1,264,172	540,083
2009	10	1,638,900	700,175
2010	8	1,371,030	585,735
2011	7	1,234,537	527,422
2012	7	1,278,984	546,411

Total	65	10,614,922	4,534,935

GOL’s expected fleet growth from 2006 to 2011 is as follows (includes firm orders only):

Aircraft	2006	2007	2008	2009	2010	2011
737-300	12	10	7	3	-	-
737-700	26	22	20	19	19	19
737-800	20	32	43	58	69	71

Total	58	64	70	80	88	90

New 737-800NG	11	25	34	45	53	60
Leased 737s	47	39	36	35	35	30

GOL believes that continued growth of the Brazilian air travel market, in the range of 18-20% in 2006, will permit and absorption of GOL’s planned 2006 capacity increases without adverse effects on the domestic market.

OUTLOOK

GOL will continue to invest in its successful low-cost, low-fare business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil, where sufficient market demand exists, and expanding into other high-traffic centers in South American countries. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating infrastructure. We anticipate a solid first quarter, thanks to the dedicated effort of our employees in improving productivity throughout the Company.

The scheduled addition of three new aircraft to our fleet in the first quarter of 2006 should allow a 50% increase in available seat capacity over the same period of 2005. For the first quarter we expect a load factor in the range of 70-72%, with yields in the range of R$26-28 cents. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to impact our fuel costs, but will be partially mitigated by our hedging program. For the first quarter, we expect non-fuel CASK to be in the range of R$9-10 cents. GOL believes that continued growth of the Brazilian air travel market, in the range of 18-20% in 2006, will permit and absorption of GOL’s planned 2006 capacity increases without adverse effects on the domestic market.

Guidance for 2006 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. Our projections are for a 2006 full-year EPS in the range of R$3.90 to R$4.30, representing annual growth of over 50%. We expect an increase in full-year operating margins in the range of three to five points based on budgeted cost reductions. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest prices and high quality passenger service.

Financial Outlook (US GAAP)	2006 (full year)
ASK Growth	+/- 45%
Average Load Factor	+/- 74%
Net Revenues (R$ billion)	+/- R$ 4.1
Operating Margin	26% - 28%
Earnings per Share	R$ 3.90 – R$ 4.30

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments. Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 440 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Paraguay and Uruguay, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001 21 in Bolivia, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
site: www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli and Márcia Bertoncello	Meaghan Smith
MVL Comunicação	Gavin Anderson & Company
Ph: (5511) 3049-0343 / 0341	Ph: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
US GAAP - Unaudited
	4Q05	4Q04	% Change

Revenue Passengers (000)	3,630	2,545	42.6%
Revenue Passengers Kilometers (RPK) (mm)	2,869	1,762	62.8%
Available Seat Kilometers (ASK) (mm)	3,867	2,407	60.7%
Load factor	74.2%	73.2%	+1.0 pp
Break-even load factor	58.3%	51.4%	+6.9 pp
Aircraft utilization (block hours per day)	13.9	13.7	1.5%
Average fare	R$ 222.55	R$ 234.80	-5.2%
Yield per passenger kilometer (cents)	27.33	33.43	-18.2%
Passenger revenue per available set kilometer (cents)	20.27	24.47	-17.2%
Operating revenue per available seat kilometer (RASK) (cents)	21.23	25.97	-18.3%
Operating cost per available seat kilometer (CASK) (cents)	16.66	18.25	-8.7%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.92	12.24	-19.0%
Number of Departures	34,192	23,746	44.0%
Average stage length (km)	738	667	10.6%
Avg number of operating aircraft during period	40.0	26.3	52.1%
Full-time equivalent employees at period end	5,456	3,303	65.2%
% of Sales through website during period	86.3%	78.4%	+7.9 pp
% of Sales through website and call center during period	95.1%	92.2%	+2.9 pp
Average Exchange Rate (1)	R$ 2.25	R$ 2.79	-19.4%
End of period Exchange Rate (1)	R$ 2.34	R$ 2.66	-12.0%
Inflation (IGP-M) (2)	1.0%	2.0%	-1.0 pp
Inflation (IPCA) (3)	0.4%	2.0%	-1.6 pp
WTI (avg. per barrel) (4)	$60.05	$48.34	24.2%

(1)Source: Brazilian Central Bank
(2)Source: Fundação Getulio Vargas
(3)Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	4Q05	4Q04	% Change

Net operating revenues
Passenger	R$ 783,970	R$ 589,064	33.1%
Cargo and Other	37,135	35,970	3.2%

Total net operating revenues	821,105	625,034	31.4%

Operating expenses
Salaries, wages and benefits	82,934	71,907	15.3%
Aircraft fuel	260,769	144,578	80.4%
Aircraft rent	64,482	49,402	30.5%
Aircraft insurance	8,208	7,460	10.0%
Sales and marketing	104,626	86,624	20.8%
Landing fees	27,773	15,938	74.3%
Aircraft and traffic servicing	28,359	27,401	3.5%
Maintenance materials and repairs	25,127	19,112	31.5%
Depreciation	11,413	6,467	76.5%
Other operating expenses	31,509	10,257	207.2%

Total operating expenses	645,200	439,146	46.9%

Operating income	175,905	185,888	-5.4%

Other expense
Financial expense	(126)	(4,308)	-97.1%
Financial income	38,110	8,579	344.2%
Capitalized interest	2,734	-	nm
Exchange variation loss	(8,522)	-	nm
Other	(11,357)	-	nm

Income before income taxes	196,744	190,159	3.5%
Income taxes	(26,165)	(66,234)	-60.5%

Net income	170,579	123,925	37.6%

Earnings per share, basic	R$ 0.88	R$ 0.66	33.3%
Earnings per share, diluted	R$ 0.88	R$ 0.66	33.3%

Earnings per ADS, basic - US Dollar	$0.39	$0.24	62.5%
Earnings per ADS, diluted - US Dollar	$0.39	$0.24	62.5%

Basic weighted average shares outstanding (000)	195,451	187,543	4.2%
Diluted weighted average shares outstanding (000)	196,227	188,370	4.2%

Consolidated Statement of Operations
US GAAP - Audited
R$ 000
	Year 2005	Year 2004	% Change

Net operating revenues
Passenger	R$ 2,539,016	R$ 1,875,475	35.4%
Cargo and Other	130,074	85,411	52.3%

Total net operating revenues	2,669,090	1,960,886	36.1%

Operating expenses
Salaries, wages and benefits	260,183	183,037	42.1%
Aircraft fuel	808,268	459,192	76.0%
Aircraft rent	240,876	195,504	23.2%
Aircraft insurance	29,662	25,575	16.0%
Sales and marketing	335,722	261,756	28.3%
Landing fees	92,404	57,393	61.0%
Aircraft and traffic servicing	91,599	74,825	22.4%
Maintenance materials and repairs	55,373	51,796	6.9%
Depreciation	35,014	21,242	64.8%
Other operating expenses	98,638	54,265	81.8%

Total operating expenses	2,047,739	1,384,585	47.9%

Operating income	621,351	576,301	7.8%

Other expense
Financial expense	(19,383)	(13,445)	44.2%
Financial income	140,204	34,159	310.4%
Capitalized interest	17,113	3,216	432.1%
Exchange variation loss	(8,967)	(5,926)	51.3%
Other	(32,796)	(7,025)	366.8%

Income before income taxes	717,522	587,280	22.2%
Income taxes	(204,292)	(202,570)	0.9%

Net income	R$ 513,230	384,710	33.4%

Earnings per share, basic	R$ 2.66	R$ 2.14	24.3%
Earnings per share, diluted	R$ 2.65	R$ 2.13	24.4%

Earnings per ADS, basic - US Dollar	$1.14	$0.73	56.2%
Earnings per ADS, diluted - US Dollar	$1.13	$0.73	54.8%

Basic weighted average shares outstanding (000)	192,828	179,731	7.3%
Diluted weighted average shares outstanding (000)	193,604	180,557	7.2%

Consolidated Balance Sheet
US GAAP - Audited
R$ 000
	December 31, 2005	September 30, 2005

ASSETS	2,555,843	2,266,849
Current Assets	1,540,638	1,428,590
Cash and cash equivalents	106,347	60,895
Short-term investments	762,688	772,731
Receivables less allowance	563,958	515,779
Inventories	40,683	31,643
Recoverable taxes and deferred tax	13,953	16,121
Prepaid expenses	39,907	26,375
Other current assets	13,102	5,046
Property and Equipment, net	578,600	455,080
Pre-delivery deposits for flight equipment	356,765	319,396
Flight equipment	225,724	158,585
Other property and equipment	75,619	43,907
Less accumulated depreciation	(79,508)	(66,808)
Other Assets	436,605	383,179
Deposits for aircraft leasing contracts	22,583	20,037
Prepaid aircraft and engine maintenance	386,193	353,911
Other	27,829	9,231
LIABILITIES AND SHAREHOLDER'S EQUITY	2,555,843	2,266,849
Current Liabilities	646,225	426,233
Accounts payable	73,924	34,988
Salaries, wages and benefits	71,638	60,555
Sales tax and landing fees	83,750	54,808
Air traffic liability	217,800	193,726
Short-term borrowings	54,016	66,678
Dividends Payable	101,482	673
Other accrued liabilities	43,615	14,805
Long Term Liabilities	87,287	86,896
Deferred income taxes, net	63,694	69,737
Other	23,593	17,159
Shareholder's Equity	1,822,331	1,753,720
Preferred shares (no par value)	843,714	828,215
Common shares (no par value)	41,500	41,500
Additional paid in capital	34,634	49,733
Deferred compensation expenses	(2,361)	(5,877)
Appropriated retained earnings	39,577	18,352
Unappropriated retained earnings	858,856	827,372
Accumulated other comprehensive gain	6,411	(5,575)

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	4Q05	4Q04	% Change

Cash flows from operating activities
Net income (loss)	170,579	123,925	37.6%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	7,308	8,478	-13.8%
Provision for doubtful accounts receivable	171	32	434.4%
Deferred income taxes	(6,574)	9,864	-166.6%
Changes in operating assets and liabilities
Receivables	(48,350)	(59,565)	-18.8%
Accounts payable and long-term vendor payable	48,174	26,631	80.9%
Deposits for aircraft and engine maintenance	(32,282)	(24,700)	30.7%
Air traffic liability	24,074	37,401	-35.6%
Other liabilities	5,236	(4,690)	-211.6%

Net cash provided by (used in) operating activities	168,336	117,376	43.4%

Cash flows from investing activities
Deposits for aircraft leasing contracts	301	(1,891)	-115.9%
Acquisition of property and equipment	(98,069)	(12,322)	695.9%
Pre-delivery deposits	(37,369)	(14,816)	152.2%
Changes in short-term securities	10,043	258,819	-96.1%

Net cash used in investing activities	(125,094)	229,790	-154.4%
Cash flows from financing activities
Short term borrowings, net	(12,662)	12,921	-198.0%
Issuance of preferred shares	-	-	nm
Dividends paid	(673)	(26,503)	-97.5%
Others, net	15,545	40,317	nm

Net cash provided by financing activities	2,210	27,005	-91.8%

Net increase in cash and cash equivalents	45,452	374,171	-87.9%

Cash and cash equivalents at beginning of the period	60,895	31,559	93.0%
Cash and cash equivalents at end of the period	106,347	405,730	-73.8%

Cash, cash equiv. and ST invest. at beg. of the period	833,626	733,740	13.6%
Cash, cash equiv. and ST invest. at end of the period	869,035	849,091	2.3%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	10,459	3,087	238.8%
Income taxes paid	24,560	69,962	-64.9%

Consolidated Statement of Cash Flows
US GAAP - Audited
R$ 000
	Year 2005	Year 2004	% Change

Cash flows from operating activities
Net income (loss)	513,230	384,710	33.4%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	35,519	31,300	13.5%
Provision for doubtful accounts receivable	1,343	(213)	-730.5%
Deferred income taxes	20,926	36,860	-43.2%
Changes in operating assets and liabilities
Receivables	(178,931)	(145,581)	22.9%
Accounts payable and long-term vendor payable	37,488	15,355	144.1%
Deposits for aircraft and engine maintenance	(119,661)	(104,237)	14.8%
Air traffic liability	57,909	36,498	58.7%
Other liabilities	(14,078)	(14,772)	-4.7%

Net cash provided by (used in) operating activities	353,745	239,920	47.4%
Cash flows from investing activities
Deposits for aircraft leasing contracts	301	(4,263)	-107.1%
Acquisition of property and equipment	(169,443)	(41,971)	303.7%
Pre-delivery deposits	(313,318)	(43,447)	621.1%
Changes in short-term securities	(319,327)	(443,362)	-28.0%

Net cash used in investing activities	(801,787)	(533,043)	50.4%
Cash flows from financing activities
Short term borrowings, net	(64,333)	79,443	-181.0%
Issuance of common and preferred shares	279,080	470,434	-40.7%
Dividends paid	(60,676)	(26,503)	128.9%
Others, net	(5,412)	29,188	nm

Net cash provided by financing activities	148,659	552,562	-73.1%

Net increase in cash and cash equivalents	(299,383)	259,439	-215.4%
Cash and cash equivalents at beginning of the period	405,730	146,291	177.3%
Cash and cash equivalents at end of the period	106,347	405,730	-73.8%

Cash, cash equiv. and ST invest. at beg. of the period	849,091	146,291	480.4%
Cash, cash equiv. and ST invest. at end of the period	869,035	849,091	2.3%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	19,383	12,223	58.6%
Income taxes paid	168,975	162,663	3.9%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	4Q05	4Q04	% Change

Net operating revenues
Passenger	783,970	589,064	33.1%
Cargo and Other	37,135	35,970	3.2%

Total net operating revenues	821,105	625,034	31.4%

Operating expenses
Salaries, wages and benefits	79,419	69,896	13.6%
Aircraft fuel	260,769	144,578	80.4%
Aircraft rent	64,482	49,402	30.5%
Supplementary rent	34,678	26,278	32.0%
Aircraft insurance	8,208	7,460	10.0%
Sales and marketing	104,626	86,624	20.8%
Landing fees	27,773	15,938	74.3%
Aircraft and traffic servicing	28,359	27,401	3.5%
Maintenance materials and repairs	25,128	19,112	31.5%
Depreciation	11,858	6,467	83.4%
Amortization	208	4,010	-94.8%
Other operating expenses	21,317	9,070	135.0%

Total operating expenses	666,825	466,236	43.0%

Operating income	154,280	158,798	-2.8%

Other expense
Financial income (expense), net	(98,788)	10,382	-1051.5%

Income before income taxes	55,492	169,180	-67.2%
Income taxes current	(38,949)	(56,182)	-30.7%
Income taxes deferred	17,075	988	1628.2%

Net income before interest on shareholder's
equity	33,618	113,986	-70.5%

Reversal of interest on shareholder's equity	113,670	-	nm

Net income	147,288	113,986	29.2%

Net income per share	R$ 0.75	R$ 0.61	23.0%
Net income per ADS - US Dollar	$0.33	$0.22	50.0%
Number of shares by end of period (000)	195,451	187,543	4.2%

Consolidated Statement of Operations
BR GAAP - Audited, Pro-forma
R$ 000
	Year 2005	Year 2004	% Change

Net operating revenues
Passenger	2,539,016	1,875,475	35.4%
Cargo and Other	130,074	85,411	52.3%

Total net operating revenues	2,669,090	1,960,886	36.1%

Operating expenses
Salaries, wages and benefits	252,057	172,979	45.7%
Aircraft fuel	808,268	468,192	72.6%
Aircraft rent	240,876	195,504	23.2%
Supplementary rent	126,053	103,202	22.1%
Aircraft insurance	29,662	25,575	16.0%
Sales and marketing	335,722	261,756	28.3%
Landing fees	92,404	57,393	61.0%
Aircraft and traffic servicing	91,599	74,825	22.4%
Maintenance materials and repairs	55,373	51,796	6.9%
Depreciation	35,459	21,242	66.9%
Amortization	747	4,758	-84.3%
Other operating expenses	90,408	52,629	71.8%

Total operating expenses	2,158,628	1,489,851	44.9%

Operating income	510,462	471,035	8.4%

Other expense
Financial income (expense), net	(33,342)	(16,423)	103.0%

Income before income taxes	477,120	454,612	5.0%
Income taxes current	(189,576)	(165,710)	14.4%
Income taxes deferred	23,287	12,898	80.5%

Net income before interest on shareholder's
equity	310,831	301,800	3.0%

Reversal of interest on shareholder's equity	113,670	-	nm

Net income	424,501	301,800	40.7%

Net income per share	R$ 2.17	R$ 1.61	34.8%
Net income per ADS - US Dollar	$0.69	$0.57	21.1%
Number of shares by end of period (000)	195,973	187,543	4.5%

Consolidated Balance Sheet
BR GAAP - Audited
R$ 000
December 31, 2005

ASSETS	2,255,856
Current Assets	1,546,707
Cash and cash equivalents	129,304
Short term investments	739,731
Receivables less allowance	563,958
Inventories	40,683
Recoverable taxes and deferred tax	20,022
Prepaid expenses	39,907
Other current assets	13,102
Non-Current Assets	709,149
Deposits	29,618
Deferred Taxes	62,121
Investments	1,829
Pre-delivery deposits for flight equipment	356,756
Property and equipment	223,272
Other	35,553
LIABILITIES AND SHAREHOLDERS' EQUITY	2,255,856
Current liabilities	653,526
Suppliers payable	73,924
Payroll and related charges	39,947
Taxes and contributions payable	57,186
Sales tax and landing fees	26,564
Air traffic liability	217,800
Short-term borrowings	54,016
Dividends and interest on shareholder's equity payable	101,482
Profit participation	31,691
Other current liabilities	50,916
Non-current liabilities	29,415
Accounts payable and provisions	29,415
Shareholders' Equity	1,572,915
Capital	989,562
Capital Reserves	29,187
Revenue Reserves	547,755
Total comprehensive income, net of taxes	6,411

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	4Q05	4Q04

Cash flows from operating activities
Net income (loss)	147,288	98,306
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	12,066	10,477
Provision for doubtful accounts receivable	171	32
Deferred income taxes	(17,075)	(12,710)
Changes in operating assets and liabilities
Receivables	(48,350)	(59,565)
Inventories	(9,040)	(5,162)
Prepaid expenses, other assets
and recoverable taxes	(42,011)	(8,223)
Accounts payable and long-term vendor payable	38,936	6,899
Operating leases payable	2,583	(1,062)
Air traffic liability	24,074	37,401
Taxes payable	25,073	29,427
Insurance payable	1,311	24,060
Payroll and related charges	6,573	24,469
Provision for contingencies	4,735	985
Other liabilities	30,204	17,091

Net cash provided by (used in) operating activities	176,538	162,425
Cash flows from investing activities
Short term borrowings, net	84,662	279,839
Investments	(80)	(180)
Deposits for aircraft leasing contracts	(2,902)	(313)
Pre-delivery deposits	(80,816)	(14,816)
Acquisition of property and equipment	(50,816)	(16,292)

Net cash used in investing activities	(49,952)	248,238
Cash flows from financing activities
Short term borrowings, net	(12,662)	12,921
Goodwill special reserve	-	-
Dividends paid	(663)	(26,503)
Issuance of common and preferred shares	400	-
Total comprehensive income, net of taxes	6,411	-

Net cash provided by financing activities	(6,514)	(13,582)
Net increase in cash and cash equivalents	120,072	397,081
Cash and cash equivalents at beginning of the period	9,232	8,649

Cash and cash equivalents at end of the period	129,304	405,730

Consolidated Statements of Cash Flows
BR GAAP - Audited
R$ 000
	Year 2005	Year 2004

Cash flows from operating activities
Net income (loss)	424,501	301,800
Adjustments to reconcile net income
provided by operating activities:
Depreciation	36,206	26,000
Provision for doubtful accounts receivable	1,343	(213)
Deferred income taxes	(23,287)	(12,898)
Changes in operating assets and liabilities
Receivables	(178,931)	(145,581)
Inventories	(19,645)	(5,802)
Prepaid expenses, other assets
and recoverable taxes	(41,358)	(60,079)
Accounts payable and long-term vendor payable	28,250	(2,931)
Operating leases payable	1,047	(2,202)
Air traffic liability	57,909	36,498
Taxes payable	22,092	29,427
Insurance payable	1,311	24,060
Payroll and related charges	16,087	16,082
Provision for contingencies	11,281	1,781
Other liabilities	10,763	13,689

Net cash provided by (used in) operating activities	347,569	219,631
Cash flows from investing activities
Short term borrowings, net	(296,370)	(443,361)
Investments	(569)	(630)
Deposits for aircraft leasing contracts	3,941	(5,298)
Pre-delivery deposits	(356,765)	(43,447)
Acquisition of property and equipment	(127,364)	(45,938)

Net cash used in investing activities	(777,127)	(538,674)
Cash flows from financing activities
Short term borrowings, net	(64,333)	79,443
Goodwill special reserve	-	29,187
Dividends paid	(60,676)	(26,503)
Issuance of common and preferred shares	271,730	496,355
Total comprehensive income, net of taxes	6,411	-

Net cash provided by financing activities	153,132	578,482
Net increase in cash and cash equivalents	(276,426)	259,439
Cash and cash equivalents at beginning of the period	405,730	146,291

Cash and cash equivalents at end of the period	129,304	405,730

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.